K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

February 4, 2016

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)
Post-Effective Amendment No. 228 to the Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

The following are responses by and on behalf of the American Beacon Funds (“Registrant”) to the comments that my colleague, Yoon Choo, received from you by telephone on September 24, 2015 regarding Post-Effective Amendment No. 228 to the Registration Statement on Form N-1A (“Registration Statement”) for the American Beacon Bridgeway Large Cap Growth Fund (“Fund”), a new series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on August 28, 2015. Your comments and the Registrant’s responses are set forth below. Defined terms used but not defined herein have the respective meanings assigned to them in Post-Effective Amendment No. 228.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	Please move the footnote discussing the contingent deferred sales charge to the end of the Fee Table in the Fund Summary.

The Registrant has made the requested change.

2.	Footnote two to the Fee Table in the Fund Summary discusses the Manager’s contractual agreement (“Agreement”) to waive fees and/or reimburse expenses of the Fund’s A Class, C Class, Y Class, Institutional Class and Investor Class shares through December 31, 2017. Confirm that the Manager may not be reimbursed by the Fund for any contractual fee waivers or expense reimbursements after the Manager ceases to be the Fund’s investment adviser.

Securities and Exchange Commission

February 4, 2016

In connection with its approval of the Agreement, the Registrant’s Board of Trustees (“Board”) approved the recovery by the Manager of any fees waived and/or expenses reimbursed if during the three years following such waiver or reimbursement the expense ratio falls below the limit on total annual operating expenses for the Fund as set forth in the Agreement. The Board did not place any limitations on the Manager’s ability to recover such expenses, except those provided in the resolution. In light of the Staff’s position that expenses cannot be recouped after an adviser ceases to provide investment advisory services to a fund, the Registrant agrees that, in the event the Manager ceases to be the Fund’s investment adviser, the Manager’s ability to recoup fees waived and expenses reimbursed to the Fund will terminate.

3.	In the third sentence of the paragraph under the “Example” heading in the Fund Summary, replace “through the time period described above” with “through December 31, 2017”.

The Registrant has revised the disclosure as requested.

4.	Since the Fund is the successor to the Bridgeway Large-Cap Growth Fund, and will adopt its performance history, include the portfolio turnover rate for the Bridgeway Large-Cap Growth Fund in the “Portfolio Turnover” section of the Fund Summary.

The Registrant will include the portfolio turnover rate for the Bridgeway Large-Cap Growth Fund.

5.	The disclosure in the “Principal Investment Strategies” section of the Fund Summary states that for purposes of the Fund’s investments, “large-cap stocks” are stocks of companies whose market capitalizations fall within the range of the Russell 1000® Index at the time of investment.” The disclosure further states that “[t]he market capitalization range for the Russell 1000 Index was $1.5 billion to $722.5 billion as of June 30, 2015.” The Staff notes that the Russell 1000 Index includes mid-cap companies. Explain supplementally why the Registrant believes that the capitalization range of the Russell 1000 Index is an appropriate capitalization range for a large-cap fund and how the Fund will comply with the requirements of Rule 35d-1 under the Investment Company Act of 1940, as amended. The Staff may have further comments based on your explanation.

The Registrant discloses that the Fund determines the eligibility of companies for investment by reference to the Russell 1000 Index at the time of investment. This practice has been sanctioned by the SEC in the adopting release for Rule 35d-1 under the Investment Company Act of 1940 regarding Investment Company Names (Investment Company Names, 1940 Act Release No. 24828 (January 17, 2001) (“Adopting Release”) and related Staff guidance.

Securities and Exchange Commission

February 4, 2016

The Registrant respectfully submits that the Fund’s definition of large-cap stocks is appropriate. In the Adopting Release, the SEC stated in footnote 43 that: “[a]s a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” The Staff further elaborated as to the meaning of a “reasonable definition” in “Frequently Asked Questions about Rule 35d-1,” issued on December 4, 2001. There, the Staff stated in its answer to Question 6 that “[t]erms such as “small-, mid-, or large-capitalization” suggest a focus on a particular type of investment, and investment companies that use these terms will be subject to the 80% investment requirement of the rule. As a general matter, an investment company may use any reasonable definition of these terms and should define these terms in its discussion of its investment objectives and strategies in its prospectus. In developing a definition of the terms “small-, mid-, or large-capitalization,” registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications” (emphasis added).

The Russell 1000 Index is commonly used to refer to the large-cap segment of the U.S. equity universe. Russell Investments states that: “[t]he Russell 1000 Index measures the performance of the large-cap segment of the U.S. equity universe. It is a subset of the Russell 3000® Index and includes approximately 1000 of the largest securities based on a combination of their market cap and current index membership. The Russell 1000 represents approximately 92% of the U.S. market. The Russell 1000 Index is constructed to provide a comprehensive and unbiased barometer for the large-cap segment and is completely reconstituted annually to ensure new and growing equities are reflected.”

The Registrant has identified over 50 funds with the term “large cap” in their name that define large-capitalization securities by reference to the Russell 1000 Index or the Russell 1000 Growth Index, a subset of the Russell 1000 Index. Accordingly, the Registrant believes that the Fund’s definition of large-cap stocks using the Russell 1000 Index capitalization range as a reference complies with the relevant SEC and Staff guidance and is consistent with industry practice.

6.	In the “Principal Risks” section of the Fund Summary, the Fund includes in the second paragraph of “Large Capitalization Companies Risk” disclosure regarding the risks associated with investments in mid-cap companies. If the Fund will invest in mid-cap companies, include disclosure to this effect in the “Principal Investment Strategies” section of the Fund Summary.

The Registrant has included in its “Principal Investment Strategies” section disclosure to the effect that the Fund may invest in mid-cap stocks.

Securities and Exchange Commission

February 4, 2016

7.	The fifth paragraph in the “Principal Investment Strategies” section of the Fund Summary states “[a]lthough the Fund seeks investments across a number of sectors, from time to time, based on portfolio positioning to reflect its benchmark index, the Fund may have significant positions in particular sectors.” If known, disclose the sectors in which the Fund may, from time to time, have significant positions. If not disclosed in the prospectus, explain supplementally how investors will know the sectors in which the Fund has significant positions.

Bridgeway Capital Management, Inc. (“Sub-Advisor”), the sub-advisor to the Fund, will select stocks within the large-cap growth category using a statistically driven approach. While the Sub-Advisor’s investment process may cause the Fund to hold significant positions in certain sectors from time to time, at the present time the Sub-Advisor cannot predict these sectors with any certainty. The sectors in which the Fund has significant positions will be disclosed in the Fund’s schedule of portfolio holdings, which will be filed with the SEC within 60 days after the Fund’s fiscal year end and second fiscal quarter in the Fund’s annual and semi-annual reports to shareholders on Form N-CSR, and after the Fund’s first and third fiscal quarters on Form N-Q.

8.	The seventh paragraph in the “Principal Investment Strategies” section of the Fund Summary states that the Fund may invest in derivatives. Please state supplementally whether derivatives are included for purposes of determining compliance with the Fund’s policy to invest at least 80% of its net assets (plus borrowings for investment purposes) in large-cap stocks. If derivatives are included in this calculation, describe supplementally how the Fund values derivatives for purposes of calculating compliance with its 80% policy.

The Registrant does not currently intend to include derivatives for purposes of calculating compliance with the Fund’s 80% policy.

9.	For the reasons stated in Comment 5 above, explain supplementally why the Russell 1000 Growth Index is an appropriate benchmark index for the Fund.

The Fund’s use of the Russell 1000 Growth Index, an unaffiliated broad-based securities market index, as the Fund’s primary benchmark index is appropriate given the alignment of the Fund’s principal investment strategy with the Russell 1000 Growth Index.

The Fund’s principal investment strategy is to invest “[u]nder normal circumstances, . . . at least 80% of its net assets (plus borrowings for investment purposes) in stocks from among those in the large-cap growth category at the time of purchase. . . . Growth stocks are those that [the Sub-Advisor] believes have above average prospects for economic growth.” Russell Investments states that “[t]he Russell 1000 Growth Index measures the performance of the large-cap growth segment of the U.S. equity universe. It includes those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000 Growth Index is constructed to provide a comprehensive and unbiased barometer for the large-cap growth segment. The Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect growth characteristics.”

Securities and Exchange Commission

February 4, 2016

The use of the Russell 1000 Growth Index also is consistent with prevailing industry practice. The Registrant notes that of the mutual funds surveyed for purposes of the Registrant’s response to Comment 5, of the 74 funds with “large-cap growth” in their name, 64 used the Russell 1000 Growth Index as their primary benchmark index.

10.	In the “Principal Risks” section of the Fund Summary, the second paragraph of “Large Capitalization Companies Risk” discusses the risks of investments in mid-cap companies. Please include this disclosure under a separate heading for mid-cap companies risk.

The discussion of the risks of investments in mid-cap companies has been included under a separate heading for “Mid-Capitalization Companies Risk.”

11.	Confirm whether the three portfolio managers listed in the “Management” section of the Fund Summary are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio.

The Registrant confirms that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. A statement to this effect is included in the “Fund Management−The Sub-Advisor” section of the Prospectus.

Statement of Additional Information (“SAI”)

12.	On the cover page of the SAI, please correct the typo in the name of the Fund.

The Registrant has revised the disclosure as requested.

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If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc:	Rosemary Behan
Teresa A. Oxford
American Beacon Advisors, Inc.